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                                                                    EXHIBIT 99.1

NEWS RELEASE
                       [Letterhead of Cooper Companies]

                                         CONTACTS:
                                          Jeffrey D. Bogart
                                          Marisa A. Heine
                                          D. F. King & Co., Inc.
                                          (212) 269-5550

FOR IMMEDIATE RELEASE

                      COOPER SUBSIDIARY REPORTS RESULTS OF
                       CLINICAL STUDIES ON GLAUCOMA DRUG

     IRVINE, CALIFORNIA, February 23, 1995 -- CooperVision Pharmaceuticals, Inc.
(CVP), a subsidiary of The Cooper Companies, Inc. (NYSE:COO), reported today that the results of two controlled multicenter clinical trials of CalOptic'tm' ophthalmic solution for glaucoma, involving a total of 273 subjects, have demonstrated both safety and effectiveness in reducing elevated intraocular pressure (IOP). CalOptic demonstrated an exceptionally good safety profile. Its effectiveness in reducing IOP was less pronounced than that produced by the marketed 'beta blocking' drug used as a control in one of the studies. Other studies are currently ongoing to further define CalOptic's IOP lowering capabilities. The completion of those studies, in addition to other studies attempting to demonstrate additional benefits resulting from the topical use of CalOptic alone and in conjunction with other glaucoma drugs, will cause a postponement in the filing of a new drug application with the United States Food and Drug Administration. The Company had previously expected to file that application late in 1995 or early in 1996.

     CalOptic is CVP's patented topical, ophthalmic formulation of Verapamil HCl, which is a Class I calcium channel blocking agent. Calcium channel blockers have been used systemically for two decades in the treatment of cardiovascular disorders. The beneficial effect of these agents is thought to be, in part, attributable to their generalized ability to dilate blood vessels and reduce vasospasm, thereby lowering vascular resistance. CVP's studies document that the topical administration of CalOptic resulted in undetectable or sub-therapeutic concentrations in the

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bloodstream, indicating  that its  activity is primarily confined within the eye and is therefore unlikely to lead to serious side effects or to complications if taken along with other medications. As a result, CVP anticipates that the favorable safety profile of CalOptic will be a pivotal consideration in its role for the treatment of glaucoma.

     As reported at the 1994 Association of Research in Vision and Ophthalmology
(ARVO) meeting, CalOptic's mechanism of action in reducing IOP appears to be, in part, related to increasing the rate of intraocular fluid drainage from the eye. This mechanism of action is different from that of the currently leading glaucoma drugs, which restrict the production of intraocular fluids. That fact, coupled with its favorable safety profile, suggests that CalOptic could be compatible for use with currently available, topical ophthalmic medications, such as beta blockers. To date, human clinical studies utilizing a combination of CalOptic and currently available glaucoma drugs have not been conducted.

     Additional studies completed by CVP using subjects that did not have elevated IOP indicate, in addition to decreasing IOP, CalOptic also increases blood flow in the central retinal artery, thereby enhancing blood perfusion to the surrounding tissue in the retina. Many ophthalmologists believe that increased blood flow to those ocular sites could have a beneficial effect on limiting the visual field loss associated with both hypertensive and normotensive glaucoma patients. Studies supporting these bloodflow measurements using both laser and color Doppler techniques are expected to be presented at the ARVO meeting being held in May of this year.

     CVP is pursuing licensing arrangements with selected global ophthalmic pharmaceutical companies to obtain assistance in the worldwide development and commercialization of CalOptic. In commenting on the results, Gregory A. Fryling, President of CVP, said, 'After completing extensive clinical trials, we believe that CalOptic has an IOP lowering effect by facilitating aqueous humor outflow and has a safety profile with fewer side effects than those associated with many of the current therapies. Also, we will continue our efforts to demonstrate that CalOptic enhances blood flow to the retina and will seek to demonstrate the related benefit on visual field functions.'